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September 30, 2005


Mr. Michael Moran, Branch Chief
Mr. Robert Burnett, Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

RE:  Harold's Stores, Inc.
     Item 4.01 Form 8-K filed September 19, 2005
     Form 10-Q for the Quarter Ended July 30, 2005 filed
September 19, 2005
     File No. 1-10892

Dear Messrs. Moran and Burnett:

We received your letter dated September 21, 2005, which contained various comments related to the above filings.
We have repeated your comments, noted our responses to your comments and have included them below. We believe that our responses adequately address your concerns about the filings for which you inquired.

July 30, 2005 Form 10-Q

  1. Comment: Article 10(d) of Regulation S-X requires that interim financial statements filed under cover of form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures. In a Form 8-K you reported that your July 30, 2005 Form 10-Q was not reviewed by Ernst & Young; however you have not reported this fact in the Form 10-Q itself. If our information is incorrect, please advise us in writing immediately. Your response may be sent by facsimile to (202) 772-9204. Also, please advise us if the interim financial statements were reviewed by a registered independent accountant other than Ernst & Young.
     Company Response: On September 21, 2005 we provided you with a faxed letter referencing the required disclosures within our Form 10-Q. This letter is included at the conclusion of this correspondence filing. Based on subsequent discussions with the staff, the staff is now aware of this disclosure and we believe that there will be no further comments on this point.

  2. Comment: If the interim financial statement were not reviewed by an independent public accountant prior to the filing of the Form 10-Q, the reports will not be considered to have been filed in a timely manner for purposes of Forms S-2 and S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of that Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.
     Company Response: We are aware of these facts and no further response is required.

  3.   Comment:  You should immediately amend the Form 10-
     Q to prominently disclose in Note 1 to the financial statements that the financial statements were not reviewed in accordance with Article 10(d) of Regulation S-X. Once the review of the financial statements has been completed by an independent registered accountant, file an amendment to the Form 10-Q to remove the disclosures regarding the lack of a SAS 100 review. Company Response: The Company filed Form 10-Q/A on September 30, 2005 adding the requested disclosure within Note 1 to the financial statements. Additionally, we will amend our Form 10-Q filing once a review has been completed by an independent registered accounting firm.

  4. Comment: Refer to Item 4 of your Form 10-Q. If the financial statements in your Forms 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Forms 10-Q and other periodic reports regarding the adequacy of the company's disclosure controls and procedures and the certifications required to be filed with your Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. In this regard it does not appear that you have filed the required certifications in the Form 10-Q. Please revise to do so or tell us your plans in this regard.
     Company Response: We have filed Form 10-Q/A on September 30, 2005 and have included the required certifications that were inadvertently omitted in the original filing. Additionally, we added clarifying language to Item 4 of the Form 10-Q/A.

  5.   Comment:  Your initial filing of the Item 4.01,
     Form 8-K did not contain the printed name and title of the person signing the report or the date of the report.
     Please file an amendment to the Form 8-K including this information.
     Company Response:  Form 8-K/A was filed on
     September 22, 2005 making the requested updates.

Additionally, we acknowledge the following:
  - The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We feel that we have responded in full to each of your comments, but should you have any questions, please do not hesitate to call. I may be reached at (405) 579-
7144. In the event that these responses have fully addressed your concerns, we would appreciate it if you would forward us a letter confirming that there are no further comments on this matter.

Sincerely,



Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
Commission File No. 1-10892














VIA FACSIMILE 202-772-9204

September 21, 2005

Mr. Michael Moran, Branch Chief
Mr. Robert Burnett, Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

RE:  Harold's Stores, Inc.
     Item 4.01 Form 8-K filed September 19, 2005
     Form 10-Q for the Quarter Ended July 30, 2005 filed
September 19, 2005
     File No. 1-10892

Dear Messrs. Moran and Burnett:

We are in receipt of a faxed comment letter from Michael
Moran of your office covering the above-mentioned filings. While we will be reviewing the letter in its entirety and responding accordingly, in the interests of addressing your concerns expediently we wish to immediately respond to item #1 under your July 30, 2005
Form 10-Q comments.

Your comment is as follows:
  1. Article 10(d) of Regulation S-X requires that interim financial statements filed under cover of Form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures. In a Form 8-K you reported that your July 30, 2005 Form 10-Q was not reviewed by Ernst & Young; however you have not reported this fact in the Form 10-Q itself. If this information is incorrect, please advise us in writing immediately. Your response may be sent by facsimile to
       (202)772-9204. Also, please advise us if the interim financial statements were reviewed by a registered independent accountant other than Ernst & Young.

  Company Response:
  Please note that the interim financial statements were not reviewed by a registered independent accountant other than Ernst & Young. However, in our Form 10-Q filing, under Part I, Item 1 and immediately prior to the financial statements we placed the following statement in bold:

  "The financial information included in this Form 10-Q has not been subjected to a timely quarterly review as required by Rule 10-01(d) of Regulation S-X".

  We therefore believe that we have adequately addressed your concerns raised in this comment and believe that the foregoing disclosure is a sufficient disclosure as to the lack of a quarterly review. As we have prominently disclosed this information in Part 1, Item
  1 preceding the financial statements we assume that it will not be necessary to repeat this disclosure within
  Note 1 to the financial statements. Please let us know if additional follow-up on this point will be required.

  If you need to reach me, my direct line is 405-579-
  7144 and my fax number is 405-366-2538.

  Sincerely,


  Jodi Taylor
  Chief Financial Officer
  File No. 1-10892